March 1, 2024
VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:    Mark Brunhofer
        David Gessert
Sandra Hunter Berkheimer
Michelle Miller
Office of Crypto Assets

RE:    Robinhood Markets, Inc.
Form 10-K filed February 27, 2023
Form 10-Q filed August 3, 2023
File No. 001-40691

Ladies and Gentlemen:

Robinhood Markets, Inc. (the “Company,” “Robinhood,” “RHM,” “we,” or “our”) hereby submits via EDGAR the Company’s responses to comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter to the Company, dated February 1, 2024, in relation to the above-referenced filings and our prior response letter dated October 19, 2023 (the “Prior Response Letter”).

We have set forth below each of your comments followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022
Robinhood Crypto, page 7

1.We note your response to comment 2 and reissue the comment in part. Please provide a materially complete description of custodial solutions in future filings.
•Describe the geographic location of the facilities where the crypto assets are held in cold wallets. Additionally, describe the security precautions you take in controlling access to crypto assets you custody in cold wallets. Your disclosure need not identify specific places or individuals but should provide investors a sufficient basis to assess the potential risks associated with your custodial services;
•Disclose the crypto asset, custody, transfer, and settlement operations managed by your third-party provider and describe the technology used by the vendor. In your revisions to disclosure related to your third-party vendor, describe the industry standard for maintaining private keys and any deviations thereto in your agreement with the vendor;

•If true, disclose that only your internal audit and compliance teams are responsible for verifying the Company’s crypto asset holdings and that no independent entity, including your auditor or insurance provider, has the right or responsibility to inspect or otherwise verify the accuracy or existence of the crypto assets you custody;
•Describe how the omnibus wallets function, how records of customer accounts are maintained and how disputes among customers to the assets in the wallets are resolved. Refer to your disclosure on the top of page 116 that “[b]ased on the terms of [y]our user agreement and applicable law, [you] believe the cryptocurrency [you] hold in custody for users of [y]our platform...should not be available to satisfy the claims of [y]our general creditors.” Disclose whether you have obtained an opinion from counsel in this regard and include related risk factor disclosure; and
•Describe any circumstances where a customer’s crypto assets may be comingled in a hot or cold wallet with the crypto assets of another customer, of yours or of any other party.

Response:

The Company acknowledges the Staff’s comment and has set forth below each item followed by the Company’s response.

•Describe the geographic location of the facilities where the crypto assets are held in cold wallets. Additionally, describe the security precautions you take in controlling access to crypto assets you custody in cold wallets. Your disclosure need not identify specific places or individuals but should provide investors a sufficient basis to assess the potential risks associated with your custodial services.

The Company respectfully advises the Staff that with respect to cryptocurrency coins on its platform held in cold storage, such cold storage facilities are located in the United States with physical security systems that the Company believes are state-of-the-art.
The Company has implemented strict operational protocols and permissions for cryptocurrency movement with its internal operational team to restrict access to customer wallets, and tightly control the movement of cryptocurrencies. More than one person is required to initiate and approve each large transfer, and only a small group of higher-level employees have the necessary privileges to add and authorize new addresses or to release proceeds from wallets. Access to cryptocurrency transfer interfaces is strictly controlled and requires hardware two-factor authentication to log in. To help ensure the Company’s security system functions as designed, its systems undergo security audits and are regularly subject to penetration testing.
In response to the Staff’s comment, the Company has revised its disclosures on pages 8 and 9 of its Form 10-K for the fiscal year ended December 31, 2023 filed with the Commission on February 27, 2024 (the “2023 10-K”) to reflect the information provided above.

•Disclose the crypto asset, custody, transfer, and settlement operations managed by your third-party provider and describe the technology used by the vendor. In your revisions to disclosure related to your third-party vendor, describe the industry standard for maintaining private keys and any deviations thereto in your agreement with the vendor.

The Company respectfully advises the Staff that it does not utilize third-party custodians for settled cryptocurrencies, but it does integrate proprietary technology from a third-party industry-standard vendor into the systems it uses to support the custody, transfer and settlement operations to its wallets.
In response to the Staff’s comment, the Company has revised its disclosure on page 8 of the 2023 10-K to reflect the information provided above.

For completeness, as previously disclosed on pages 55 and 56 of the Company’s Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) (and as disclosed on page 62 of the 2023 10-K), the Company also engages blockchain analytics vendors to help determine whether the external wallets involved in the Company’s crypto transfers feature, Crypto Transfers, are controlled by persons on prohibited lists or involved in fraudulent or illegal activity.

The Company does not, however, believe that a more detailed description of the technologies used or the industry standards behind them and any deviations thereto in its agreements with such vendors is material to an investor’s understanding of its business, taken as a whole.

•If true, disclose that only your internal audit and compliance teams are responsible for verifying the Company’s crypto asset holdings and that no independent entity, including your auditor or insurance provider, has the right or responsibility to inspect or otherwise verify the accuracy or existence of the crypto assets you custody.

The Company respectfully advises the Staff that it maintains a ledger of customers’ ownership and account balances of cryptocurrencies. Additionally, the Company’s accounting and crypto operations team has established internal control procedures and maintains records to verify the total quantity of each cryptocurrency that the Company custodies for its customers that are held in the omnibus wallets. Such controls are periodically tested by the Company’s internal financial compliance team.
Furthermore, as a public company, the Company is required to comply with the Sarbanes-Oxley Act of 2002. As part of this, the Company is required to establish and maintain adequate internal control over financial reporting and evaluate the effectiveness of its internal control over financial reporting. This includes the user cryptocurrencies safeguarding obligation and the asset related to user cryptocurrencies safeguarding obligation on its consolidated balance sheets in its audited financial statements which represents its obligation to safeguard crypto-assets (including cryptocurrencies) held in its custody on behalf of its users. The effectiveness of the Company’s internal control over financial reporting and its financial statements and related notes are audited by Ernst & Young LLP, its independent registered public accounting firm.

In response to the Staff’s comment, the Company has revised its disclosures on pages 9 and 54 of the 2023 10-K to reflect the information provided above. The Company respectfully advises the Staff that the “internal audit and compliance teams” referred to in the Prior Response Letter is the Company’s accounting and crypto operations team referred to above.

•Describe how the omnibus wallets function, how records of customer accounts are maintained and how disputes among customers to the assets in the wallets are resolved. Refer to your disclosure on the top of page 116 that “[b]ased on the terms of [y]our user agreement and applicable law, [you] believe the cryptocurrency [you] hold in custody for users of [y]our platform...should not be available to satisfy the claims of [y]our general creditors.” Disclose whether you have obtained an opinion from counsel in this regard and include related risk factor disclosure.

The Company respectfully advises the Staff that it maintains custody of its customers’ cryptocurrencies in omnibus wallets on behalf and for the benefit of its customers. Following the purchase of cryptocurrencies from liquidity providers, cryptocurrencies are delivered to the secure omnibus wallet, or in the case of a net sell, cryptocurrencies are moved from such wallet to the liquidity provider’s account. As set forth above, (i) the Company has implemented strict operational protocols and permissions for cryptocurrency movement with its internal operational team to restrict access to customer wallets, and tightly control the movement of cryptocurrencies, (ii) the Company maintains a ledger of customers’ ownership and account balances of cryptocurrencies and (iii) the Company’s accounting and crypto operations team has established internal control procedures and maintains records to verify the total quantity of each cryptocurrency that the Company custodies for its customers that are held in the omnibus wallets.
In response to the Staff’s comment, the Company has revised its disclosures on pages 9, 60 and 121 of the 2023 10-K to reflect the information provided above. The Company does not believe further information about how disputes among customers related to the assets in the wallets are resolved is material to an investor’s understanding of its business, taken as a whole, but respectfully advises the Staff that it has comprehensive procedures in place governing such customer claims. The Company further notes for the Staff that it does not lend against or otherwise leverage cryptocurrencies held on behalf of its customers, and customers’ cryptocurrency holdings are maintained at all times one-for-one to the corresponding cryptocurrency held by each customer’s balance according to the Company’s ledger. Furthermore, the Company advises the Staff that while it has consulted with internal and external legal counsel with respect to the statement in the 2022 10-K that “[b]ased on the terms of our user agreement, the structure of our crypto offerings, and applicable law, we believe that the cryptocurrency we hold in custody for users of our platform should be respected as users’ property (and should not be available to satisfy the claims of our general creditors) in the event we were to enter bankruptcy,” it has not obtained a legal opinion from external counsel on this matter.

•Describe any circumstances where a customer’s crypto assets may be comingled in a hot or cold wallet with the crypto assets of another customer, of yours or of any other party.

The Company respectfully advises the Staff that, as described above, it maintains custody of its customers’ cryptocurrencies in omnibus wallets on behalf and for the benefit of its customers. Additionally, with the exception of small amounts of cryptocurrency it purchases to support its business operations, it does not hold cryptocurrency for its own account and, therefore, does not commingle cryptocurrencies with those of its users. The Company does not engage in lending transactions with cryptocurrencies held on behalf of customers. The Company does not seek to profit from proprietary trading and only facilitates customer transactions. In addition, it has anti-money laundering and insider trading programs intended in part to prevent self-dealing and other potential conflicts of interest, including with respect to its cryptocurrency services.
In response to the Staff’s comment, the Company has revised the disclosure on page 9 of the 2023 10-K to reflect the information provided above. The Company believes that these procedures address the most significant potential concerns related to self-dealing and other potential conflicts of interest. The Company further notes for the Staff that these small amounts of cryptocurrency purchased to support its business operations are not commingled with customer funds, except as incidentally required for the operational use of such currency (e.g., sending payment or network fees in connection with an authorized transfer of customer funds), and subject to the Company’s procedures for such operations, described above. Additionally, the Company notes for the Staff that it does not lend against or otherwise leverage cryptocurrencies held on behalf of its customers, and customers’ cryptocurrency holdings are maintained at all times one-for-one to the corresponding cryptocurrency held by each customer’s balance according to the Company’s ledger.

Item 1A. Risk Factors, page 19

2.We note your response to comment 12. Please disclose how your Enterprise Risk Committee and management assess the Company’s risk profile and identify and analyze material risks with respect to Robinhood Crypto’s business and describe any changes you have taken to address identified risks, gaps or weaknesses.

Response:

The Company respectfully advises the Staff that, although certain events in 2022, including FTX Trading Ltd. Filing for bankruptcy and the bankruptcies of several other major cryptocurrency trading venues and lending platforms (collectively, the “2022 Crypto Bankruptcies”) did not have any material impact on the Company’s business—and neither the board of directors nor management have to date identified any material gaps or weaknesses with respect to the Company’s existing risk management processes and policies in light of recent cryptocurrency market conditions—the Company remains subject to cryptocurrency market risks. If the Company is unable to effectively identify, prevent or mitigate such risks, the success of its business, its financial condition and results of its operations may be adversely affected.

As part of the Company’s overall risk management processes, its management Enterprise Risk Committee (the “ERC”), which comprises senior leaders of the Company, including the Chief Executive Officer, Chief Financial Officer, Chief Legal, Compliance and Corporate Affairs Officer, Chief Security Officer, Vice President of Risk and Audit, and Chief Brokerage Officer and General Manager of Brokerage, among others, reviews on at least a quarterly basis risks that are escalated by the Company’s Enterprise Risk Management (“ERM”) function. ERM maintains a risk taxonomy and a scoring methodology design to ensure risks are evaluated in a clear and transparent manner, and further escalates top risks to the Safety, Risk and Regulatory Committee of the board of directors (the “Safety Committee”), along with planned mitigants and monitoring procedures. The Safety Committee reviews management’s procedures to identify, assess, manage, monitor and mitigate material risks not allocated to the board of directors or another committee. In addition to RHM-level processes, entity-level risk teams affiliated with the Company’s operating subsidiaries, including one at RHC, perform ongoing risk operations, including risk and control self-assessments and maintaining risk and control registers. As management identifies operational risks, the entity-level risk team tracks the risk drivers and planned mitigating measures and escalates such risks, as needed, to ERM.
In light of events in 2022, including the 2022 Crypto Bankruptcies, cryptocurrency market risks were identified as a top risk to the Company and management has accordingly implemented certain measures, including enhanced monitoring for cryptocurrency markets (such as reducing net open position limits with liquidity partners through more frequent settlement; adding additional banking and liquidity partners; monitoring on-platform trading activity, coin deposits and withdrawals; and ongoing diligence for listings and banking relationships). ERM has also provided quarterly updates to the Safety Committee with respect to such risks and responses. In addition, RHC maintains a listing committee that conducts regular reviews of the cryptocurrencies available on its platform to ensure that they continue to meet its requirements under its internal policies and procedures for continued support on its platform and possesses the authority to delist and cease support for any asset based on various factors.

In response to the Staff’s comment, the Company has revised the disclosures on pages 56 and 57 of the 2023 10-K to reflect the information requested by the Staff.

The loss, destruction or unauthorized use or access of a private key..., page 48

3.We note your response to comment 14 and reissue in part. Please revise to quantify your insurance coverage in order to provide appropriate context for the disclosure that your insurance coverage for such events is limited and might not cover the extent of loss.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that it does not believe that quantifying the amount of its insurance coverage is material to an investor’s understanding of what makes an investment in the Company speculative or risky. The Company has, however, further revised the disclosures on pages 54 and 55 of the 2023 10-K as follows (with additions since the 2022 10-K shown as bold, underlined text and deletions shown as strikethrough text):

“~~Our~~ Because many insurance carriers do not provide insurance coverage for crypto-related risks, comprehensive coverage for such events is not readily available on commercially reasonable terms. Our current coverage is limited and ~~might~~ may not cover the extent of loss, nor the nature of such loss, in which case we ~~might~~ may be liable for the full amount of losses suffered, which could be greater than all of our remaining assets. The total value of cryptocurrencies under our control on behalf of customers is significantly greater than the current total value of insurance coverage that would compensate us in the event of theft or other loss of such assets. Furthermore, the term of our current insurance policy expires in the third quarter of 2024, with our option to renew annually or for the carrier to terminate coverage with advance written notice. Any loss of our insurance coverage would impede our ability to mitigate any losses our customers might suffer if we are unable to access private keys.”

The Company believes that with these changes, investors will more fully understand the limited nature of its insurance coverage and the reasons for such limitation, while the quantified amount of such coverage (which, as noted, is significantly smaller than the total value of cryptocurrencies under our control on behalf of customers) is not material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Key Factors Driving Our Performance, page 76

4.We acknowledge your response to comment 5. Please confirm for us that all your users pay you fees. In this regard, it is clear from disclosure on page 8 that Robinhood Gold users pay you a flat monthly rate but from disclosure on pages 84 and 74, Robinhood Gold users in 2022 were only 1.1 million of your 23.0 million net cumulative funded accounts and 11.4 million monthly active users. If so, represent to us that you will revise your disclosure of users of your products in your Business section of future filings to clarify that all users pay fees and describe those fees. If not, tell us the number of users in each of the periods presented in your Form 10-K and latest Form 10-Q that pay you fees or other consideration versus those users that do not pay fees and explain to us why the number of users who pay no consideration and are not customers under ASC 606 does not necessitate the disclosure previously identified on pages 1 and 126 of your initial public offering prospectus.

Response:

The Company respectfully advises the Staff that not all users pay fees. Fees charged to users are outlined in the Company’s Standard Pricing Fee Schedule, which is an addendum to its user agreement and can be found on its website1. A description of material revenues earned on fees charged to users are disclosed in the 2023 10-K on pages 9, 91 and 116 for Robinhood Gold and page 7 and 88 for Instant Withdrawals.

The total number of non-unique users, meaning a single user could have used one or more products or features, that paid fees related to our products and features was 5.2 million for the period ended December 31, 2023. However, while not all users currently pay fees, due to growth experienced in Robinhood Gold, the introduction of new products and features, that are available to all current users that did not exist at the time of our initial public offering, and our plans to continue to introduce such products in the future, we determined that all users would be treated as customers under ASC 606, Revenue from Contracts with Customers (“ASC 606”), and we would apply the consideration payable to a customer guidance within ASC 606-10-32-25 through 27. Accordingly, we removed the disclosure from our initial public offering prospectus on pages 1 and 126 that highlighted our use of the terms “users” and “customers” in relation to the definition of customers in ASC 606 in our 2022 and 2023 10-K filings.

Comparison of the Years Ended December 31, 2022 and 2021
Revenues
Net Interest Revenues, page 82

5.We acknowledge your response to comment 6. As indicated in our previous comment, simple averages assume straight-line increases or decreases in balances which rarely occurs. It is evident from your filings and response that the yields based on simple average can be significantly different than the yields presented on the more granular averages of month-end and quarter-end balances. As a result, please represent to us that in future Forms 10-K and 10-Q, you will calculate the
1 The Company’s fee schedule is available at: https://cdn.robinhood.com/assets/robinhood/legal/RHF%20Fee%20Schedule.pdf.

average balances (and thus yields) based on the month-end balances in the relevant periods presented in those filings and revise the equivalent of footnote 4 to your yield table to clarify that the average balances are based on month-end balances. We note that month-end balances are readily available without unwarranted or undue burden or expense.

Response:

The Company respectfully advises the Staff that it has revised the interest-earning asset table on page 90 of the 2023 10-K to calculate the average balances (and therefore yields) based on the month-end balances in the relevant periods presented and revised the corresponding footnote as follows (with additions since the 2022 10-K shown as bold, underlined text and deletions shown as strikethrough text):
“Average balance rows represent ~~a~~ the simple average of ~~the ending~~ month-end balances ~~as of each of the indicated dates for the relevant~~ in a given period.”
The Company will present this information in a similar manner in future filings.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk
Interest Rate Risk, page 94

6.We acknowledge your response to comment 7. Please address the following additional comments:
•It is unclear from your proposed revised disclosure how a hypothetical 100 basis point change in market interest rates applied to only your period end balances could have a 10% impact at December 31, 2022 on total net revenues, income and cash flows “over the prior annual period.” Tell us, in the context of your proposed revised disclosure at December 31, 2022:
◦Whether the “prior annual period” refers to the year 2022 or 2021;
◦How a unilateral change at a point in time (i.e., December 31, 2022) can have an impact on historical total net revenues, income and cash flows, accounts that reflect activity over time;
◦Whether your 10% impact in 2022 relates to a hypothetical unilateral 100 basis point change in interest rates over the entire year of 2022; and
◦Whether you are projecting 2023 activity based on December 31, 2022 balances at the 100 basis point hypothetically changed rate and comparing those future 2023 results to those in 2022.
•Explain to us how any hypothetical 10% change in total net revenues can also have a 10% change on both income (presumably net income) and cash flows (presumably operating cash flows) if the starting point is different. For example, using information for the year ended December 31, 2022, a 10% increase in total net revenues of $1,358 million would be about $136 million. Such an increase in total net revenues would represent about 13.2% of reported net loss of $1,028 million and about 16.0% of reported net cash used in operating activities of $852 million. In your response, tell us whether there are incremental expenses (like perhaps income taxes) that impact income and cash flows and, if so, identify and quantify those expenses for us.
•Further, tell us how your response aligns with your net interest revenue activity and year-over-year changes as disclosed on page 83 of your 2022 10-K and your response to prior comment 6. Refer to Item 305(a)(1)(ii) and (a)(3) of Regulation S-K.

Response:

    In response to the Staff’s comment, the Company has further revised the disclosure on page 100 of the 2023 10-K as follows (with additions since the 2022 10-K shown as bold, underlined text and deletions shown as strikethrough text):
“Our exposure to changes in interest rates primarily relates to interest revenue earned on our interest-earning assets that are subject to floating interest rates ~~cash and cash equivalents, cash and cash equivalents segregated under federal and other regulations, deposits with clearing organizations, restricted cash, investments in debt securities and margin loans~~. Interest revenue is affected by various factors such as the distribution and composition of interest-earning assets and the federal funds rate. We use a net interest sensitivity analysis, which applies hypothetical 50, 100 or 150 basis point increases or decreases in interest rates to the period end balances of our interest-earning assets and liabilities, to evaluate the effect that changes in interest rates might have on total net revenues, net income (loss), and cash flows, prior to any income tax effects, over the next 12 months.

The sensitivity analysis assumes the asset and liability structure of the consolidated balance sheets would not change as a result of a simulated changes in interest rates. For our Cash Sweep program, we earn a net interest spread on Cash Sweep balances based on the interest rate offered by the partner banks less the interest rate given to users, as stated in our program terms. For the vast majority of the Cash Sweep program, we have the ability to manage our net interest spread by adjusting the rate given to users as a result of changes in rates received from partner banks. As such, we do not consider the Cash Sweep balance to be subject to short-term interest rate risk and the sensitivity analysis excludes Cash Sweep balances.

The impact to total net revenues, net income (loss), and cash flows, prior to any income tax effects, as a result of a hypothetical interest rate change at the end of each reporting period would be:

	December 31,
(in millions)	2022	2023
50 basis point	$68	$71
100 basis point	136	141
150 basis point	204	212

The change to total net revenues, net income (loss), and cash flows, prior to any income tax effects, would be the same as total net revenues includes net interest revenue, which captures both the impact of any incremental interest revenue and interest expense, and changes in interest rates do not have a direct impact on operating expenses. The impact related to the change in interest rates is positively correlated, linear, and proportional. The change in the sensitivity analysis from prior year is in line with the change in interest-earning asset balances.”

Notes to the Consolidated Financial Statements
Note 1: Description of Business and Summary of Significant Accounting Policies
Segment Information, page 109

7.We acknowledge your response to comment 8. Please represent to us that in future filings, you will revise your disclosure here or elsewhere, as appropriate, to:
•Describe the process you are undertaking to restructure to a general manager business unit structure;
•Indicate that you currently have only a single operating segment because your chief operating decision maker (CODM) currently reviews only consolidated information to allocate resources and assess performance; and
•The potential impact on segment reporting of finalized financial reporting for each business unit and related reporting to the CODM.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in response to the Staff’s comment, the Company has revised the disclosure on page 115 of the 2023 10-K to reflect the information requested by the Staff as set forth below (with additions since the 2022 10-K shown as bold, underlined text and deletions shown as strikethrough text):
“~~We operate and report financial information in one operating segment.~~ Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and assess performance. We operate and report financial information in one operating segment as our CODM only reviews consolidated financial information to allocate resources and assess performance. Substantially ~~A~~all of our revenues and ~~substantially all of our~~ assets are attributed to or located in the United States.

In August 2022, we announced a reorganization into a general manager (“GM”) structure under which GMs have assumed broad responsibility for our individual businesses. Immediately after the GM reorganization, we began developing processes and controls to enable us to produce sufficiently precise and timely business level financial information that did not exist within the enterprise resource planning system at the time of the announcement. We continue to work with each GM to review and iterate on their respective discrete financial information while also investing in building the technical capabilities necessary to automate the process of producing the GM level financial information. We continue to improve our reporting of GM level financial information that may eventually be—but is not currently—shared with and used by the CODM to allocate resources and determine performance, which would potentially change the conclusion of one operating segment. We will continue to monitor and evaluate the information provided to the CODM to assess all applicable accounting standards relevant to the determination of our segments.”
The Company further advises the Staff that it will include this disclosure in future filings, as appropriate.

Legal and Regulatory Matters, page 145

8.We note your response to comment 11 and reissue the comment. To the extent a specific amount of damages is sought from the Company, please revise to quantify that amount in your disclosure. Refer to Item 103(a) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the complaints received by the Company that relate to the matters disclosed do not specify an amount of damages sought from the Company, and it has revised the disclosures on pages 154 to 159 of the 2023 10-K to disclose that such amounts are unspecified.

If you require additional information, please contact me at christina.lai@robinhood.com or (650) 507-5189.

Sincerely,

/s/ Christina Y. Lai

Christina Lai
Vice President, Deputy General Counsel
and Corporate Secretary